UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

GrafTech International Ltd.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
384313508
(CUSIP Number)
September 25, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 384313508	Page 2 of 5
1	NAMES OF REPORTING PERSONS
HEG Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,175,619

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
21,175,619

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,175,619

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 384313508	Page 3 of 5
SCHEDULE 13G

Item 1(a)	Name of Issuer

GrafTech International Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices

982 Keynote Circle, Brooklyn Heights, Ohio 44131

Item 2(a)	Name of Persons Filing

This Statement is filed on behalf of HEG Limited (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Reporting Person is Bhilwara Towers, A-12, Sector 1, Noida (UP) 201301 NCR Delhi, Republic of India.

The registered office address of the Reporting Person is Mandideep (Near Bhopal), Distt. Raisen-462046, Madhya Pradesh, Republic of India.

Item 2(c)	Citizenship or Place of Organization

Republic of India

Item 2(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number

384313508

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

As of October 4, 2024, the Reporting Person may be deemed the beneficial owner of 21,175,619 shares of Common Stock.

Item 4(b)	Percent of Class

As of October 4, 2024, the Reporting Person may be deemed the beneficial owner of approximately 8.2% of the shares of Common Stock outstanding.  This percentage is based on 257,167,127 shares of Common Stock outstanding as of July 19, 2024, as reported by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on July 26, 2024.

CUSIP No. 384313508	Page 4 of 5
Item 4(c)	Number of Shares as to which such person has

(i) Sole power to vote or direct the vote:	21,175,619
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	21,175,619
(iv) Shared power to dispose or direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 384313508	Page 5 of 5
SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

HEG LIMITED
	By:	/s/ Shri Manish Gulati
	Name:	Shri Manish Gulati
	Title:	Executive Director